NeuroOne Medical Technologies Corporation

7599 Anagram Drive

Eden Prairie, Minnesota 55344

March 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tim Buchmiller

Re:	NeuroOne Medical Technologies Corporation

Registration Statement on Form S-1

Filed February 10, 2021

File No. 333-252951

Dear Mr. Buchmiller:

NeuroOne Medical Technologies Corporation (the “Company,” “we”, “us”, or “our”) today filed Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-252951). This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced Registration Statement contained in your letter, dated February 19, 2021 (the “Comment Letter”). For your convenience, we have included the text of the applicable comment in the Comment Letter in bold immediately before our response. All page references contained in our responses below are to the pages of Amendment No. 1 in the form filed today with the Commission.

Registration Statement Form S-1

Cover Page

1.

You appear to be registering the resale of warrants and units in addition to the resale of the common stock. Since there does not appear to be a market for the warrants or the units at this time, please disclose the offering price of the warrants and of the units, in accordance with Regulation S-K Item 501(b)(3), at a fixed price. Also, we note that currently only the description of the common stock is included in the "Description of Securities to be Registered" portion of the prospectus. Please also include the required description of the warrants and units in accordance with Regulation S-K Item 202 in that section. If you only intend to register the resale of the common stock, which is currently issued or issuable upon exercise of the warrants, please revise to make that clear.

Response:

Revisions have been made to the cover page, and pages 10, 13, 14 and 15 in response to the Staff’s comment, to clarify that the units are not being registered for resale, and to provide additional information regarding the warrants.

 The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact Phillip D. Torrence at (269) 337-7702 or ptorrence@honigman.com. We thank you in advance for your attention to the above.

Sincerely,

/s/ Dave Rosa
Dave Rosa
President and Chief Executive Officer
NeuroOne Medical Technologies Corporation

cc:	Phillip D. Torrence, Honigman LLP
Emily J. Johns, Honigman LLP